UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION (Registrant)

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date : May 1, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2017

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2017

The consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2017 (Fiscal 2017)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2017	1,422,754	(3.8)	104,542	12.8	137,849	(5.3)	103,843	(4.8)
Fiscal 2016	1,479,627	(3.1)	92,656	(0.8)	145,583	19.5	109,047	(5.9)

(Note) Comprehensive income:

  85,628 million yen in the year ended March 31, 2017, (22.1)% of change from previous year

109,969 million yen in the year ended March 31, 2016, (68.8)% of change from previous year

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2017	282.62	282.62	4.5	4.4	7.3
Fiscal 2016	297.24	297.24	4.8	4.8	6.3

(Reference) Equity in losses of affiliates and an unconsolidated subsidiary:

(1,377) million yen in the year ended March 31, 2017	(739) million yen in the year ended March 31, 2016

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2017	3,110,470	2,418,909	2,334,219	75.1	6,347.95
March 31, 2016	3,095,049	2,373,762	2,284,264	73.8	6,226.58

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2017	164,231	(112,089)	(47,972)	376,195
Fiscal 2016	194,040	(106,809)	(50,608)	374,020

2. Dividends

	Dividends per share					Annual aggregate amount of dividends	Dividends to net income attributable to shareholders of Kyocera Corporation	Dividends to Kyocera Corporation shareholders’ equity
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2016	—	50.00	—	50.00	100.00	36,686	33.6	1.6
Fiscal 2017	—	50.00	—	60.00	110.00	40,449	38.9	1.7
Fiscal 2018 (forecast)	—	—	—	—	110.00		38.5

(Note) Dividends per share for the year ending March 31, 2018 are forecasted to be 110 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2018 (Fiscal 2018)

					(% of change from the previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2018	1,500,000	5.4	120,000	14.8	150,000	8.8	105,000	1.1	285.77

(Note) Forecast of net income attributable to shareholders of Kyocera Corporation per share is calculated based on the diluted average number of shares outstanding during the year ended March 31, 2017.

Notes:

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2017: Not applicable

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: Not applicable

For detailed information, please refer to the accompanying “(5) Basis of Preparation of Consolidated Financial Statements” on page 18.

(3) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at March 31, 2017	377,618,580 shares at March 31, 2016

(ii) Number of treasury stock:

9,906,197 shares at March 31, 2017	10,761,503 shares at March 31, 2016

(iii) Average number of shares outstanding:

367,428,405 shares in the year ended March 31, 2017	366,859,072 shares in the year ended March 31, 2016

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2017:

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2017	662,595	11.7	24,325	(13.6)	81,339	(14.0)	83,724	13.1
Fiscal 2016	592,979	(6.6)	28,147	28.1	94,598	14.5	74,041	9.4

	Net income per share - Basic	Net income per share - Diluted
	Yen	Yen
Fiscal 2017	227.86	—
Fiscal 2016	201.82	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2017	2,435,888	1,922,944	78.9	5,229.48
March 31, 2016	2,390,223	1,890,882	79.1	5,154.27

Presentation of Situation of Audit Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2017. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Accompanying Information

1. OUTLOOK OF BUSINESS RESULTS

(1) Business Results

[Business Results for the Year Ended March 31, 2017]

Consolidated Financial Results

For the year ended March 31, 2017 (“fiscal 2017”) sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group increased compared with the year ended March 31, 2016 (“fiscal 2016”) supported by increases in automobile sales in Asia and investment in communications infrastructure. By contrast, sales in the solar energy business decreased due primarily to market price erosion. Sales in the Telecommunications Equipment Group also decreased due to a decline in sales volume as a result of a revision in product strategy. In addition, a shift to appreciation of the yen as compared to depreciation in fiscal 2016 adversely affected sales. As a result, consolidated net sales for fiscal 2017 amounted to ¥1,422,754 million, down ¥56,873 million, or 3.8%, compared with fiscal 2016. Profit from operations increased by ¥11,886 million, or 12.8%, to ¥104,542 million as compared with fiscal 2016, due mainly to cost reduction efforts, and to the absence of impairment losses on goodwill and long lived assets recorded in fiscal 2016. Income before income taxes decreased by ¥7,734 million, or 5.3%, to ¥137,849 million as compared with fiscal 2016 due to the absence of a gain on the sale of an asset in the amount of approximately ¥20 billion recorded in fiscal 2016. Net income attributable to shareholders of Kyocera Corporation decreased by ¥5,204 million, or 4.8%, to ¥103,843 million.

Average exchange rates for fiscal 2017 were ¥108 to the U.S. dollar, marking appreciation of ¥12 (10.0%), and ¥119 to the Euro, marking appreciation of ¥14 (10.5%), from fiscal 2016. As a result, net sales and income before income taxes after translation into yen for fiscal 2017 were pushed down by approximately ¥94 billion and approximately ¥26 billion, respectively, compared with fiscal 2016.

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)
Profit from operations	92,656	6.3	104,542	7.3	11,886	12.8
Income before income taxes	145,583	9.8	137,849	9.7	(7,734)	(5.3)
Net income attributable to shareholders of Kyocera Corporation	109,047	7.4	103,843	7.3	(5,204)	(4.8)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	297.24	—	282.62	—	—	—
Average US$ exchange rate	120	—	108	—	(12)	(10.0)
Average Euro exchange rate	133	—	119	—	(14)	(10.5)

The negative impacts due to changes in foreign currency exchange rates for the fiscal 2017 compared with the fiscal 2016

Net sales:	approximately ¥94 billion
Income before income taxes:	approximately ¥26 billion

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment increased compared with fiscal 2016 due to an increase in sales of automotive components and components for semiconductor processing equipment, despite the negative impact of the yen’s appreciation. Operating profit decreased compared with fiscal 2016 due mainly to the negative impact of the yen’s appreciation and higher R&D expenses.

2) Semiconductor Parts Group

Sales in this reporting segment increased compared with fiscal 2016, due to an increase in sales of ceramic packages for optical communications and other applications, which was more than enough to offset sluggish demand for organic multilayer boards for communications infrastructure. Operating profit decreased due to the absence of a gain on the sale of an asset in the amount of approximately ¥12 billion recorded in fiscal 2016, as well as to the negative impact of the yen’s appreciation and a decline in profit from the organic materials business.

3) Applied Ceramic Products Group

Sales in this reporting segment decreased compared with fiscal 2016 as a result of a decline in sales in the solar energy business due to a reduction in product prices worldwide and a decline in purchase price under the feed-in tariff system in Japan. Operating profit decreased as a result of the impact of lower sales and a decline in profit from the cutting tool business due to the negative impact of the yen’s appreciation.

4) Electronic Device Group

Sales in this reporting segment remained flat compared with fiscal 2016 due to the negative impact of the yen’s appreciation and to sales price erosion in capacitors and other products, which were enough to offset increased sales of crystal components. Operating profit increased due to the absence of impairment losses on goodwill and long lived assets in the display business in the amount of approximately ¥18 billion in recorded in fiscal 2016.

5) Telecommunications Equipment Group

Sales in this reporting segment decreased compared with fiscal 2016 due to a decline in sales volume as a result of a reduction in the production ratio of low-end mobile phones for the overseas market, which was pursuant to Kyocera’s product strategy to specialize in distinctive mobile phones with unique features, such as high durability. Operating profit was recorded in fiscal 2017 as a result of product strategy and structural reforms.

6) Information Equipment Group

Sales in this reporting segment decreased compared with fiscal 2016 due to the negative impact of the yen’s appreciation, which was more than enough to offset solid sales volume for equipment supported by aggressive sales activities for new products. Operating profit increased compared with fiscal 2016, however, due to the effect of new product launches and cost reductions resulting from, among others, an improvement in productivity.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥95,092	6.4	¥97,445	6.8	¥2,353	2.5
Semiconductor Parts Group	236,265	16.0	245,727	17.3	9,462	4.0
Applied Ceramic Products Group	247,516	16.7	225,176	15.8	(22,340)	(9.0)
Electronic Device Group	290,902	19.7	288,511	20.3	(2,391)	(0.8)

Total Components Business	869,775	58.8	856,859	60.2	(12,916)	(1.5)
Telecommunications Equipment Group	170,983	11.6	145,682	10.2	(25,301)	(14.8)
Information Equipment Group	336,308	22.7	324,012	22.8	(12,296)	(3.7)

Total Equipment Business	507,291	34.3	469,694	33.0	(37,597)	(7.4)
Others	146,897	9.9	138,362	9.7	(8,535)	(5.8)
Adjustments and eliminations	(44,336)	(3.0)	(42,161)	(2.9)	2,175	—

Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)

Operating Profit (Loss) by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥15,745	16.6	¥14,512	14.9	¥(1,233)	(7.8)
Semiconductor Parts Group	42,232	17.9	25,662	10.4	(16,570)	(39.2)
Applied Ceramic Products Group	16,386	6.6	15,639	6.9	(747)	(4.6)
Electronic Device Group	10,974	3.8	30,061	10.4	19,087	173.9

Total Components Business	85,337	9.8	85,874	10.0	537	0.6
Telecommunications Equipment Group	(4,558)	—	1,084	0.7	5,642	—
Information Equipment Group	27,106	8.1	28,080	8.7	974	3.6

Total Equipment Business	22,548	4.4	29,164	6.2	6,616	29.3
Others	(1,722)	—	(544)	—	1,178	—

Operating profit	106,163	7.2	114,494	8.0	8,331	7.8
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	39,534	—	24,636	—	(14,898)	(37.7)
Adjustments and eliminations	(114)	—	(1,281)	—	(1,167)	—

Income before income taxes	¥145,583	9.8	¥137,849	9.7	¥(7,734)	(5.3)

*	% to net sales of each corresponding segment

Note:

Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the fiscal 2017. Due to this change, results for the fiscal 2016 have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of an asset was included in the operating profit of the “Semiconductor Parts Group” for the fiscal 2016.

[Consolidated Forecasts for the Year Ending March 31, 2018]

In the year ending March 31, 2018 (“fiscal 2018”), we expect that smartphones will become more sophisticated and proliferation of the Internet of things (IoT) will accelerate in information and communications markets. At the same time, we expect that production activities will be brisk in automotive-related markets and the semiconductor industry. Kyocera will proactively launch products such as miniature, high-performance components and high market share products in these buoyant markets as a means to increase sales. Kyocera will also make efforts to further boost profitability by continuing cost reduction efforts in the solar energy business and the Telecommunications Equipment Group, which underwent structural reform in fiscal 2017 including reorganization of production systems. In light of these forecasts, Kyocera projects financial results for fiscal 2018 as shown in the table below.

Assumed exchange rates for fiscal 2018 are ¥108 to the U.S. dollar, unchanged for fiscal 2017, and ¥115 to the Euro, marking appreciation of ¥4 (3.4%) compared with ¥119 for fiscal 2017.

Under a new management system to be adopted commencing April 2017, Kyocera will strive to expand existing businesses by strengthening cost competitiveness through further cost reduction. Kyocera will also work to create new businesses, pursuing synergies utilizing internal technologies and strengthening employment of external resources through M&A and other methods, with the aim of accelerating growth.

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,422,754	100.0	¥1,500,000	100.0	¥77,246	5.4
Profit from operations	104,542	7.3	120,000	8.0	15,458	14.8
Income before income taxes	137,849	9.7	150,000	10.0	12,151	8.8
Net income attributable to shareholders of Kyocera Corporation	103,843	7.3	105,000	7.0	1,157	1.1
Diluted earnings per share attributable to shareholders of Kyocera Corporation	282.62	—	285.77	—	—	—
Average US$ exchange rate	108	—	108	—	—	—
Average Euro exchange rate	119	—	115	—	—	—

Note:	Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the year ended March 31, 2017.

Change in reporting segment classification

Starting from fiscal 2018, Kyocera will change the classification of its reporting segments to “Industrial & Automotive Components Group”, “Semiconductor Components Group”, “Electronic Devices Group”, “Communications Group”, “Document Solutions Group” and “Life & Environment Group”. The principal businesses of each reporting segment will be as follows.

Reporting segment classification	Principal business
Industrial & Automotive Components Group	Fine Ceramic Components, Automotive Components, Liquid Crystal Displays, Cutting Tools etc.

Semiconductor Components Group	Ceramic Packages, Organic Multilayer Substrates and Boards etc.

Electronic Devices Group	Electronic Components, Power Semiconductor Products, Printing Devices etc.

Communications Group	Mobile Phones, M2M Modules, Information Systems and Telecommunication Services etc.

Document Solutions Group	Printers, Multifunctional Products, Document Solutions, Supplies etc.

Life & Environment Group	Solar Power Generating System related Products, Medical Devices, Jewelry and Ceramic Knives etc.

Business results for fiscal 2017 have been reclassified in line with this change to reporting segment classifications.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥230,229	16.2	¥246,000	16.4	¥15,771	6.9
Semiconductor Components Group	245,727	17.3	248,000	16.5	2,273	0.9
Electronic Devices Group	240,798	16.9	254,000	17.0	13,202	5.5

Total Components Business	716,754	50.4	748,000	49.9	31,246	4.4
Communications Group	252,641	17.7	269,000	17.9	16,359	6.5
Document Solutions Group	324,012	22.8	350,000	23.4	25,988	8.0
Life & Environment Group	149,207	10.5	153,000	10.2	3,793	2.5

Total Equipment & Systems Business	725,860	51.0	772,000	51.5	46,140	6.4
Others	22,066	1.5	16,000	1.0	(6,066)	(27.5)
Adjustments and eliminations	(41,926)	(2.9)	(36,000)	(2.4)	5,926	—

Net sales	¥1,422,754	100.0	¥1,500,000	100.0	¥77,246	5.4

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥22,442	9.7	¥26,000	10.6	¥3,558	15.9
Semiconductor Components Group	25,310	10.3	26,000	10.5	690	2.7
Electronic Devices Group	30,558	12.7	33,000	13.0	2,442	8.0

Total Components Business	78,310	10.9	85,000	11.4	6,690	8.5
Communications Group	8,528	3.4	13,000	4.8	4,472	52.4
Document Solutions Group	28,080	8.7	35,000	10.0	6,920	24.6
Life & Environment Group	1,345	0.9	3,000	2.0	1,655	123.0

Total Equipment & Systems Business	37,953	5.2	51,000	6.6	13,047	34.4
Others	(1,759)	—	(3,000)	—	(1,241)	—

Operating profit	114,504	8.0	133,000	8.9	18,496	16.2
Corporate and others	23,345	—	17,000	—	(6,345)	(27.2)

Income before income taxes	¥137,849	9.7	¥150,000	10.0	¥12,151	8.8

*	% to net sales of each corresponding segment

Note:	Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2017 increased by ¥2,175 million to ¥376,195 million from ¥374,020 million at March 31, 2016.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2017 decreased by ¥29,809 million to ¥164,231 million from ¥194,040 million for fiscal 2016. This was mainly because receivables, which decreased for fiscal 2016, increased for fiscal 2017.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2017 increased by ¥5,280 million to ¥112,089 million from ¥106,809 million for fiscal 2016. This was due mainly to decreases in proceeds from sales of available-for-sale securities and sales of property, plant and equipment.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2017 decreased by ¥2,636 million to ¥47,972 million from ¥50,608 million for fiscal 2016. This was due mainly to a decrease in year-end dividends paid.

Consolidated Cash Flows

	Years ended March 31,		Increase (Decrease)
	2016	2017
	(Yen in millions)
Cash flows from operating activities	¥194,040	¥164,231	¥(29,809)
Cash flows from investing activities	(106,809)	(112,089)	(5,280)
Cash flows from financing activities	(50,608)	(47,972)	2,636
Effect of exchange rate changes on cash and cash equivalents	(13,966)	(1,995)	11,971
Net increase in cash and cash equivalents	22,657	2,175	(20,482)
Cash and cash equivalents at beginning of year	351,363	374,020	22,657
Cash and cash equivalents at end of year	¥374,020	¥376,195	¥2,175

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2017 and for the Year Ending March 31, 2018

i) Basic profit distribution policy

Kyocera Corporation believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis.

Kyocera Corporation therefore has adopted a principal guideline that dividend amounts be within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its dividend policy to maintain a payout ratio of around 40% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera Corporation determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera Corporation also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition, as necessary, of outside management resources to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2017

Pursuant to the basic policy set forth above and based on full-year performance for the year ended March 31, 2017, Kyocera Corporation will distribute a year-end dividend for the year ended March 31, 2017 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 50 yen per share, the total annual dividend will be 110 yen per share, 10 yen increase as compared with the year ended March 31, 2016.

iii) Dividend forecast for the year ending March 31, 2018

Dividend amounts for the year ending March 31, 2018 will be decided pursuant to the basic policy set forth above. At present, Kyocera Corporation forecasts a total annual dividend in the amount of 110 yen per share, based on its financial forecast for the year ending March 31, 2018.

2. BASIC RATIONALE FOR SELECTION OF ACCOUNTING STANDARD

Kyocera has disclosed its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) since it registered its common stock and American Depositary Share with the U.S. Securities and Exchange Commission in 1975. Kyocera continues to adopt U.S. GAAP as it considers being consistent with the past consolidated financial statements will contribute to benefits for the users of Kyocera’s consolidated financial statements.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	¥374,020		¥376,195		¥2,175
Short-term investments in debt securities	101,566		84,703		(16,863)
Other short-term investments	213,613		212,668		(945)
Trade notes receivables	22,832		28,370		5,538
Trade accounts receivables	266,462		291,485		25,023
Less allowances for doubtful accounts and sales returns	(5,278)		(5,593)		(315)
Inventories	327,875		331,155		3,280
Other current assets	133,671		119,714		(13,957)

Total current assets	1,434,761	46.4	1,438,697	46.3	3,936

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,131,403		1,130,756		(647)
Other long-term investments	20,130		22,246		2,116

Total investments and advances	1,151,533	37.2	1,153,002	37.0	1,469

Property, plant and equipment:
Land	59,914		59,963		49
Buildings	344,087		351,431		7,344
Machinery and equipment	841,895		841,973		78
Construction in progress	18,314		14,097		(4,217)
Less accumulated depreciation	(999,723)		(1,000,860)		(1,137)

Total property, plant and equipment	264,487	8.5	266,604	8.6	2,117

Goodwill	102,599	3.3	110,470	3.5	7,871
Intangible assets	59,106	1.9	61,235	2.0	2,129
Other assets	82,563	2.7	80,462	2.6	(2,101)

Total non-current assets	1,660,288	53.6	1,671,773	53.7	11,485

Total assets	¥3,095,049	100.0	¥3,110,470	100.0	¥15,421

	March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥5,119		¥191		¥(4,928)
Current portion of long-term debt	9,516		8,235		(1,281)
Trade notes and accounts payable	115,644		129,460		13,816
Other notes and accounts payable	82,758		60,881		(21,877)
Accrued payroll and bonus	59,959		62,868		2,909
Accrued income taxes	22,847		15,707		(7,140)
Other accrued liabilities	43,525		51,062		7,537
Other current liabilities	28,464		36,257		7,793

Total current liabilities	367,832	11.9	364,661	11.7	(3,171)

Non-current liabilities:
Long-term debt	18,115		16,409		(1,706)
Accrued pension and severance liabilities	46,101		31,720		(14,381)
Deferred income taxes	271,220		258,859		(12,361)
Other non-current liabilities	18,019		19,912		1,893

Total non-current liabilities	353,455	11.4	326,900	10.5	(26,555)

Total liabilities	721,287	23.3	691,561	22.2	(29,726)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,844		165,230		2,386
Retained earnings	1,571,002		1,638,116		67,114
Accumulated other comprehensive income	469,803		447,479		(22,324)
Common stock in treasury stock, at cost	(35,088)		(32,309)		2,779

Total Kyocera Corporation shareholders’ equity	2,284,264	73.8	2,334,219	75.1	49,955

Noncontrolling interests	89,498	2.9	84,690	2.7	(4,808)

Total equity	2,373,762	76.7	2,418,909	77.8	45,147

Total liabilities and equity	¥3,095,049	100.0	¥3,110,470	100.0	¥15,421

Note: Accumulated other comprehensive income is as follows:

	March 31,				Increase (Decrease)
	2016		2017
	(Yen in millions)
Net unrealized gains on securities	¥517,190		¥499,650		¥(17,540)
Net unrealized losses on derivative financial instruments	(488)		(449)		39
Pension adjustments	(42,648)		(35,362)		7,286
Foreign currency translation adjustments	(4,251)		(16,360)		(12,109)
Total	¥469,803		¥447,479		¥(22,324)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)
Cost of sales	1,093,467	73.9	1,049,472	73.8	(43,995)	(4.0)

Gross profit	386,160	26.1	373,282	26.2	(12,878)	(3.3)
Selling, general and administrative expenses	279,361	18.9	268,740	18.9	(10,621)	(3.8)
Loss on impairment of goodwill	14,143	0.9	—	—	(14,143)	—

Profit from operations	92,656	6.3	104,542	7.3	11,886	12.8

Other income (expenses):
Interest and dividend income	28,609	1.9	32,364	2.3	3,755	13.1
Interest expense	(1,814)	(0.1)	(901)	(0.0)	913	—
Foreign currency transaction gains, net	3,820	0.2	1,278	0.1	(2,542)	(66.5)
Gains on sales of securities, net	20,600	1.4	193	0.0	(20,407)	(99.1)
Other, net	1,712	0.1	373	0.0	(1,339)	(78.2)

Total other income (expenses)	52,927	3.5	33,307	2.4	(19,620)	(37.1)

Income before income taxes	145,583	9.8	137,849	9.7	(7,734)	(5.3)
Income taxes	31,392	2.1	28,442	2.0	(2,950)	(9.4)

Net income	114,191	7.7	109,407	7.7	(4,784)	(4.2)
Net income attributable to noncontrolling interests	(5,144)	(0.3)	(5,564)	(0.4)	(420)	—

Net income attributable to shareholders of Kyocera Corporation	¥109,047	7.4	¥103,843	7.3	¥(5,204)	(4.8)

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥297.24		¥282.62
Diluted	¥297.24		¥282.62
Average number of shares of common stock outstanding:
Basic	366,859		367,428
Diluted	366,859		367,428

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Years ended March 31,		Increase (Decrease)
	2016	2017
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥114,191	¥109,407	¥(4,784)

Other comprehensive income—net of taxes
Net unrealized gains (losses) on securities	49,205	(17,597)	(66,802)
Net unrealized gains (losses) on derivative financial instruments	(116)	45	161
Pension adjustments	(13,969)	7,252	21,221
Foreign currency translation adjustments	(39,342)	(13,479)	25,863

Total other comprehensive income	(4,222)	(23,779)	(19,557)

Comprehensive income	109,969	85,628	(24,341)
Comprehensive income attributable to noncontrolling interests	(786)	(4,066)	(3,280)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥109,183	¥81,562	¥(27,621)

(3) Consolidated Statements of Changes in Equity

Number of shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	( Yen in millions and shares in thousands)
Balance at March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income:
Net income			109,047			109,047	5,144	114,191
Other comprehensive income				136		136	(4,358)	(4,222)

Total comprehensive income						109,183	786	109,969

Cash dividends paid to Kyocera Corporation’s shareholders			(40,355)			(40,355)		(40,355)
Cash dividends paid to noncontrolling interests							(3,629)	(3,629)
Purchase of treasury stock (4)					(27)	(27)		(27)
Reissuance of treasury stock (0)		0			1	1		1
Stock option plan of subsidiaries		125				125	48	173
Other		24		(6)		18	3,989	4,007

Balance at March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income:
Net income			103,843			103,843	5,564	109,407
Other comprehensive income				(22,281)		(22,281)	(1,498)	(23,779)

Total comprehensive income						81,562	4,066	85,628

Cash dividends paid to Kyocera Corporation’s shareholders			(36,729)			(36,729)		(36,729)
Cash dividends paid to noncontrolling interests							(3,204)	(3,204)
Purchase of treasury stock (4)					(25)	(25)		(25)
Reissuance of treasury stock (0)		2			2	4		4
Stock option plan of subsidiaries		189				189	71	260
Acquisition of noncontrolling interests with the consolidated subsidiary merger (859)		2,232			2,802	5,034	(6,474)	(1,440)
Other		(37)		(43)		(80)	733	653

Balance at March 31, 2017 (367,712)	¥115,703	¥165,230	¥1,638,116	¥447,479	¥(32,309)	¥2,334,219	¥84,690	¥2,418,909

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2016	2017
	(Yen in millions)
Cash flows from operating activities:
Net income	¥114,191	¥109,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,647	77,445
Provision for doubtful accounts and loss on bad debts	761	566
Write-down of inventories	12,238	9,215
Deferred income taxes	(17,795)	(8,389)
Gains on sales of securities, net	(20,600)	(193)
Gains on sales of property, plant and equipment, net	(12,039)	(1,142)
Loss on impairment of goodwill	14,143	—
Foreign currency adjustments	2,955	4,160
Change in assets and liabilities:
(Increase) decrease in receivables	15,611	(30,035)
(Increase) decrease in inventories	6,310	(16,349)
Decrease in other current assets	87	9,023
Increase in notes and accounts payable	2,400	3,524
Increase (decrease) in accrued income taxes	5,807	(7,370)
Increase (decrease) in other current liabilities	(3,478)	17,560
Decrease in other non-current liabilities	(4,722)	(5,045)
Other, net	1,524	1,854

Net cash provided by operating activities	194,040	164,231

Cash flows from investing activities:
Payments for purchases of held-to-maturity securities	(121,924)	(146,832)
Payments for purchases of other securities	(5,546)	(2,646)
Proceeds from sales of available-for-sale securities	39,057	237
Proceeds from maturities of held-to-maturity securities	94,608	132,501
Acquisitions of businesses, net of cash acquired	(22,676)	(19,673)
Payments for purchases of property, plant and equipment	(66,102)	(66,901)
Payments for purchases of intangible assets	(10,703)	(5,810)
Proceeds from sales of property, plant and equipment	16,989	3,416
Acquisition of time deposits and certificate of deposits	(313,911)	(454,998)
Withdrawal of time deposits and certificate of deposits	281,614	449,747
Other, net	1,785	(1,130)

Net cash used in investing activities	(106,809)	(112,089)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(2,881)	(4,729)
Proceeds from issuance of long-term debt	10,996	9,778
Payments of long-term debt	(12,830)	(11,177)
Dividends paid	(43,874)	(39,982)
Purchases of noncontrolling interests	(1,780)	(1,942)
Other, net	(239)	80

Net cash used in financing activities	(50,608)	(47,972)

Effect of exchange rate changes on cash and cash equivalents	(13,966)	(1,995)

Net increase in cash and cash equivalents	22,657	2,175
Cash and cash equivalents at beginning of year	351,363	374,020

Cash and cash equivalents at end of year	¥374,020	¥376,195

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation:

Number of consolidated subsidiaries	218	Kyocera Document Solutions Inc.
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	12

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	15
Number of decrease	19

Affiliates accounted for by the equity method:
Number of increase	1
Number of decrease	1

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

iv) Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2016 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) Segment Information

i) Reporting segments:

	Years ended March 31,		Increase (Decrease)
	2016	2017
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,329	¥5,472	¥143	2.7
Semiconductor Parts Group	16,220	17,147	927	5.7
Applied Ceramic Products Group	11,425	11,494	69	0.6
Electronic Device Group	17,294	17,416	122	0.7
Telecommunications Equipment Group	4,570	4,024	(546)	(11.9)
Information Equipment Group	14,428	14,867	439	3.0
Others	5,383	5,160	(223)	(4.1)
Corporate	1,998	1,865	(133)	(6.7)

Total	¥76,647	¥77,445	¥798	1.0

Capital expenditures:
Fine Ceramic Parts Group	¥7,136	¥5,310	¥(1,826)	(25.6)
Semiconductor Parts Group	15,344	16,366	1,022	6.7
Applied Ceramic Products Group	10,055	9,367	(688)	(6.8)
Electronic Device Group	19,607	21,359	1,752	8.9
Telecommunications Equipment Group	2,624	1,402	(1,222)	(46.6)
Information Equipment Group	8,512	6,891	(1,621)	(19.0)
Others	2,604	2,437	(167)	(6.4)
Corporate	3,051	4,649	1,598	52.4

Total	¥68,933	¥67,781	¥(1,152)	(1.7)

Research and Development:
Fine Ceramic Parts Group	¥3,731	¥4,531	¥800	21.4
Semiconductor Parts Group	3,078	3,398	320	10.4
Applied Ceramic Products Group	4,348	3,795	(553)	(12.7)
Electronic Device Group	7,686	8,129	443	5.8
Telecommunications Equipment Group	3,868	2,348	(1,520)	(39.3)
Information Equipment Group	24,021	21,674	(2,347)	(9.8)
Others	12,023	11,536	(487)	(4.1)

Total	¥58,755	¥55,411	¥(3,344)	(5.7)

(Note) Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the fiscal 2017. Due to this change, results for the fiscal 2016 have been reclassified to conform to the current presentation.

(Note) With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1.OUTLOOK OF BUSINESS RESULTS (1) Business Results Consolidated Results by Reporting Segment” on page 6.

ii) Geographic segments (Net sales by geographic area) :

	Years ended March 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥607,642	41.1	¥598,639	42.1	¥(9,003)	(1.5)
Asia	307,744	20.8	304,013	21.4	(3,731)	(1.2)
Europe	253,382	17.1	235,355	16.5	(18,027)	(7.1)
United States of America	250,203	16.9	228,968	16.1	(21,235)	(8.5)
Others	60,656	4.1	55,779	3.9	(4,877)	(8.0)

Net sales	¥1,479,627	100.0	¥1,422,754	100.0	¥(56,873)	(3.8)

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2017” on page 1 and “3. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income” on page 14.

(8) Material Subsequent Event

Starting from the year ending March 31, 2018, Kyocera will change the classification of its reporting segments. For detail information, please refer to the accompanying “Change in reporting segment classification” on page 7.

(9) Cautionary Statement for Premise of a Going Concern

Not Applicable